United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attn: Sandy Eisen

December 24, 2007

Re:	Northern Dynasty Minerals Ltd.
Form 40-F for the Year Ended December 31, 2006 filed on April 2, 2007
File No. 1-32210

Dear Ms. Eisen,

We are in receipt of your letter (“Comment Letter”) dated December 11, 2007 requesting that we provide the Securities and Exchange Commission (the “Commission”) with certain additional information regarding matters discussed in the Form 40-F for the year ended December 31, 2007 filed with the Commission by Northern Dynasty Minerals on April 2, 2007.

We are currently reviewing the contents of your Comment Letter and anticipate providing you with a response in the next 20 business days.

If you have further questions or need additional information, please contact Bernard Tan, Corporate Controller, at (604) 684-6365. Thank you for your time and consideration.

Sincerely,

NORTHERN DYNASTY MINERALS

/s/ Ronald W. Thiessen

Ronald W. Thiessen, CA
Director and Chief Executive Officer